EXCEED COMPANY LTD.

NOTICE OF ANNUAL GENERAL MEETING

Date:

December 29, 2014

Time:

10:00 a.m. (Hong Kong Time)

Place:

16/F, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong

Matters to be voted on:

Proposal 1.

Adoption of the annual report on Form 20-F for the year ended December 31, 2013 and the audited financial statements included therein, a copy of which has been filed with the U.S. Securities and Exchange Commission; and

Proposal 2.

Ratification of the re-appointment of Crowe Horwath (HK) CPA Limited as the independent registered public accounting firm for the current fiscal year (vote by shareholders).

Only shareholders of record in the books of Exceed Company Ltd. (the “Company”) at the close of business on December 3, 2014 are entitled to receive notice of, and to vote at, this meeting or any adjourned or postponed meeting thereof.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy does not need to be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

The Company’s annual report on Form 20-F as well as other documents prepared in connection with the annual general meeting can be obtained from the Company’s website at www.xdlong.cn.

You may also request a copy by emailing to ir@xdlong.cn.

By Order of the Board of Directors

Lin Shuipan

Chairman and Chief Executive Officer

December 17, 2014

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